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                                                                    Exhibit 8.02

                    [Letterhead of Davis, Polk & Wardwell]

                                  May 3, 2000

Network Solutions, Inc.


505 Huntmar Park Drive


Herndon, Virginia  20170


Ladies and Gentlemen:


     We have acted as counsel for Network Solutions, Inc. ("Network Solutions"), a Delaware corporation, in connection with (i) the Merger, as defined and described in the Agreement and Plan of Merger dated as of March 6, 2000 (the "Merger Agreement") among VeriSign Inc. ("Verisign"), a Delaware corporation, Nickel Acquisition Corporation, a Delaware corporation ("Merger Sub") and Network Solutions (ii) the preparation and filing of the related Registration Statement on Form S-4, as amended (the "Registration Statement"), which includes the Joint Proxy Statement/Prospectus (the "Proxy Statement/ Prospectus"), filed with the Securities and Exchange Commission (the "Commission") on April 12, 2000 under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each capitalized term used herein has the meaning ascribed to it in the Merger Agreement.

     In connection with this opinion, we have examined the Merger Agreement, the Proxy Statement/Prospectus and such other documents as we have deemed necessary or appropriate in order to enable us to render our opinion. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents that we have examined, (ii) that the Merger would be consummated in the manner described in Merger Agreement and the Proxy Statement/Prospectus, and (iii) that the representations made by Network Solutions and VeriSign (together with Merger
Sub) in letters to us dated the date hereof are, and will be as of the Effective Time, accurate and complete. We have not attempted to verify independently the accuracy of the Proxy Statement/Prospectus or of the representations made to us in the representation letters. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that statutes,
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regulations, judicial decisions and administrative interpretations are subject to change at any time (possibly with retroactive effect). A change in the authorities or in the accuracy or completeness of any of the documents, assumptions or respresentations on which our opinion is based could affect our conclusions. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any changes (including changes that have retroactive effect) (i) in applicable law or (ii) in any information, document, assumption or representation on which our opinion is based which becomes untrue or incorrect.

     Based upon the foregoing, in our opinion, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and VeriSign, Network Solutions and Merger Sub will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and accordingly, for U.S. federal income tax purposes and subject to the assumptions and qualifications set forth in the discussion in the Proxy Statement/Prospectus under the heading "Material Federal Income Tax Consequences of the Merger":

     (i) except in respect of cash received instead of fractional shares of VeriSign common stock, holders of shares of Network Solutions stock will (1) not recognize any gain or loss as a result of the exchange of their shares of Network Solutions stock for VeriSign stock, (2) have a tax basis in the VeriSign stock received in the merger equal to the tax basis of the Network Solutions stock surrendered in the Merger (not including the tax basis allocable to fractional shares of VeriSign stock), and (3) have a holding period with respect to the VeriSign stock received in the Merger that includes the holding period of the Network Solutions stock surrendered in the Merger;

     (ii) a holder of Network Solutions common stock will be required to recognize gain or loss with respect to cash received instead of a fractional share of VeriSign common stock, measured by the difference between the amount of cash received and the portion of the tax basis of the holder's shares of Network Solutions common stock allocable to the fractional share, which gain or loss will be capital gain or loss if the holder of Network Solutions common stock holds such stock as a capital asset within the meaning of Section 1221 of the Code and will be long-term capital gain or loss if the share of Network Solutions common stock exchanged for the fractional share was held for more than one year at the Effective Time;

     (iii) none of VeriSign, Network Solutions or Merger Sub will recognize gain or loss as a result of the Merger.
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     Our opinion does not address U.S. federal income tax consequences which may vary with, or are contingent upon, a shareholder's individual circumstances. In addition, our opinion does not address any non-income tax or any foreign, state or local tax consequences of the Merger.

     This letter is furnished to you solely for use in connection with the Merger, as described in the Merger Agreement and the Proxy Statement/Prospectus, and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our express written permission. We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and to the use of our name under the caption "Material Federal Income Tax Consequences of the Merger" in the Proxy Statement/Prospectus. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.



                                                Very truly yours,

                                                /s/ Davis, Polk & Wardwell